EXHIBIT 21

LIST OF SUBSIDIARIES

Following lists the significant subsidiaries of the registrant and the state or jurisdiction of incorporation of each:

	NAME	INCORPORATED

1)	First National Bank of Pennsylvania	United States

2)	Regency Finance Company	Pennsylvania

3)	First National Insurance Agency, LLC	Delaware

First National Trust Company (which includes First National Investment Services Company, LLC and F.N.B. Investment Advisors, Inc.) is a subsidiary of First National Bank of Pennsylvania.

Regency Finance Company also conducts business under the names F.N.B. Consumer Discount Company and Finance and Mortgage Acceptance Corporation.

Bank Capital Services, LLC (which is a subsidiary of First National Bank of Pennsylvania) also conducts business under the name F.N.B. Equipment Finance.